[Gersten Savage LLP Letterhead]


                                  July 30, 2008

VIA FACSIMILE & EDGAR
---------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:   Tetragenex Pharmaceuticals, Inc.
               Form 10-KSB for the Year Ended December 31, 2007
               File No. 000-52292
               Filed May 14, 2008

Dear Mr. Rosenberg:

        We are counsel to Tetragenex Pharmaceuticals, Inc. (the "Company" or "our client"). On behalf of our client and in connection with the Securities and Exchange Commission staff's (the "Staff") comment letter dated July 21, 2008, we respectfully request an extension of the time allotted for the Company to amend its Annual Report on Form 10-KSB for the year ended December 31, 2007. The
Company is conducting an analysis of its existing internal controls over financial reporting and disclosure controls and procedures which will be completed after the required response date. The Company intends to file its response with the Staff via EDGAR on or prior to August 8, 2008.

        Please do not hesitate to contact the undersigned at (212) 752-9700 in the event that you have any questions or comments.

                                                Very truly yours,

                                                /s/Arthur S. Marcus
                                                --------------------------------
                                                Arthur S. Marcus, Esq.
                                                Gersten Savage LLP